Exhibit (a)(1)(D)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

(Including the Associated Stock Purchase Rights)

of

OSI Pharmaceuticals, Inc.

at

$52.00 Net Per Share

by

Ruby Acquisition, Inc.

a wholly-owned subsidiary of

Astellas US Holding, Inc.

a wholly-owned subsidiary of

Astellas Pharma Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON WEDNESDAY MARCH 31, 2010, UNLESS THE OFFER

IS EXTENDED.

March 2, 2010

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Ruby Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Astellas US Holding, Inc., a Delaware corporation and a wholly-owned subsidiary of Astellas Pharma Inc., a corporation formed under the laws of Japan (“Astellas”), is offering to purchase (i) all issued and outstanding shares of common stock, par value $.01 per share (the “Stock”), of OSI Pharmaceuticals, Inc., a Delaware corporation (the “Company”) and (ii) the associated stock purchase rights (the “Rights” and together with the Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of September 27, 2000, by and between the Company and The Bank of New York, as amended from time to time (the “Rights Agreement”) for $52.00 net per share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients in whose accounts you hold Shares registered in your name or in the name of your nominee.

Holders of Shares will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share. If the Distribution Date (as such term is defined in the Rights Agreement) has not occurred prior to the Expiration Date, a tender of Shares will also constitute a tender of the Rights. If the Distribution Date has occurred and Rights Certificates (as such term is defined in “The Offer—Section 2—Acceptance for Payment and Payment” of the Offer to Purchase) have been distributed to holders of Shares prior to the time a holder’s Shares are purchased pursuant to the Offer, in order for Rights (and the corresponding Shares) to be validly tendered, Rights Certificates representing a number of Rights equal to the number of Shares tendered must be delivered to the Depositary or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Distribution Date has occurred and Rights Certificates have not been distributed prior to the time Shares are purchased pursuant to the Offer, Rights may be tendered prior to a holder receiving Rights Certificates by use of the guaranteed delivery procedures described below. In any case, a tender of Shares constitutes an agreement by the tendering holder to deliver Rights Certificates to the Depositary representing a number of Rights equal to the number of Shares tendered pursuant to the Offer within a period ending on the later of (1) three NASDAQ Stock Market trading days after the date of execution of the Notice of Guaranteed Delivery and (2) three business days after the date that Rights Certificates are distributed. Purchaser reserves the right to require that the Depositary receive Rights Certificates, or a Book-Entry Confirmation, if available, with respect to such Rights prior to accepting the Shares for payment pursuant to the Offer if the Distribution Date has occurred prior to the Expiration Date. Purchaser will not pay any additional consideration for the Rights tendered pursuant to the Offer.

The Offer is subject to certain conditions contained in the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase dated March 2, 2010;

2.	Letter of Transmittal, including a Substitute Form W-9, for your use in accepting the Offer and tendering Shares on behalf of your clients and for the information of your clients;

3.	Notice of Guaranteed Delivery, to be used to accept the Offer if the Shares and all other required documents are not immediately available or cannot be delivered to Computershare Trust Company, N.A., the Depositary for the Offer, prior to the expiration of the Offer or if the procedure for book-entry transfer cannot be completed prior to the expiration of the Offer;

4.	A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

6.	Return envelope addressed to the Depositary.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights expire at 12:00 midnight, New York City time on Wednesday March 31, 2010, unless the Offer is extended.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates (including any applicable Rights Certificates) evidencing such Shares or timely Book-Entry Confirmation (as defined in the Offer to Purchase) of the book-entry transfer of such Shares (if such procedure is available), into the Book-Entry Transfer Facility (as defined in the Offer to Purchase), pursuant to the procedures set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase; (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase); and (iii) any other documents required by the Letter of Transmittal.

If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents prior to the expiration of the Offer or prior to the expiration of a Subsequent Offering Period (as defined in the Offer to Purchase), if applicable, a tender may be effected by following the guaranteed delivery procedure described in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager, the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Ruby Acquisition, Inc.

Nothing contained herein or in the enclosed documents shall constitute you or any other person as the agent of Purchaser, Astellas US Holding, Inc., Astellas Pharma Inc., the Information Agent, the Depositary, the Dealer Manager or any affiliate thereof, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

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